July 17, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the “Registrant”)
Registration Statement on Form N-14
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares (Class A, Class C, Class Y, and Institutional Class shares) in connection with the reorganization of Touchstone International Growth Opportunities Fund, a series of the Registrant, into Touchstone International Small Cap Fund (to be named Touchstone International Growth Fund), another series of the Registrant. The Registration Statement is intended to become effective on August 17, 2020.
Please contact Abigail Hemnes, Esq. at (617) 951-9053 or Clair Pagnano, Esq. at (617) 261-3246, both of K&L Gates LLP, if you have any questions or comments with respect to this filing.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Secretary of the Registrant